SilverCrest Reports Second Quarter Financial Results and Update

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - August 12, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to report the Company's unaudited financial results for the second quarter of 2020 and an update on activities. The unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three and six months ended June 30, 2020 are available under the Company's SEDAR profile on www.sedar.com or on SilverCrest's website www.silvercrestmetals.com.

Highlights - June 30, 2020

  The Company re-started exploration and development activities at its Las Chispas Project ("Las Chispas"), located in Sonora, Mexico, after a temporary suspension from March 30, 2020 to May 23, 2020 in response to COVID-19;

  During the first half of 2020 ("H1, 2020"), the exploration team completed 97,700 metres of in-fill and expansion drilling.  Further results from this work will be announced after compilation;

  During H1, 2020, the underground development team completed approximately 2.1 kilometres of underground decline and lateral development, and stockpiled an additional estimated 12,000 tonnes of mineralized material for a total stockpile of an estimated 41,000 tonnes at estimated diluted grade of 1,000 gpt silver equivalent ("AgEq" at 75:1, Ag:Au);

  Las Chispas construction activities continued with the building of the administration and warehouse facilities, the temporary quarantined COVID-19 camp, and the production water pumping stations.

  The Company continued to work with its consultants to advance the feasibility study for release by the end of 2020, provided that COVID-19 interruptions are minimal;

  As at July 31, 2020, SilverCrest is well funded with cash and cash equivalents of $211.2 million (US$157.0 million) having recently completed two non-brokered private placements in April 2020 at $7.50 per share for aggregate proceeds of $128 million; and

  Subsequent to the second quarter, the Company made a payment of $2.1 million (or US$1.6 million) to acquire mining concessions located outside of the Las Chispas area but in Sonora, Mexico.

COVID-19 Update

The Company continues to adjust to the unprecedented COVID-19 conditions. At Las Chispas, the Company installed a fully confined temporary camp with a capacity for 160 essential persons to continue its exploration, underground development, and construction of early works with the objective of limiting potential exposure of personnel and nearby communities to the virus. Camp expansion is planned, over the next several months, to house up to 500 essential persons in order to undertake increased construction activities. Before entering the confined camp, all persons are tested for COVID-19 (rRT-PCR test) and following receipt of negative tests, are transported to site using strict health and safety protocols. Once on site, all appropriate COVID-19 related protocols are enforced. As of June 30, 2020, the Company incurred approximately $328,000 of expenditures related to COVID-19, the majority of which were for the construction and operation of the temporary camp at Las Chispas and for providing assistance with medical needs in the local communities.

Exploration Update

During H1, 2020, the Company completed approximately 97,700 metres of infill and expansion drilling (66% in-fill and 34% expansion). Target budgeted drilling of an estimated 48,000 metres is planned for the second half ("H2") of 2020, focusing on high-grade resource expansion. As of June 30, 2020, the Company had drilled an estimated cumulative 400,000 metres (1,480 drill holes) since inception of the project. Results since February 2019 (drilling cut-off date for the Preliminary Economic Assessment filed on SEDAR July 5, 2019) are expected to be presented in a sixth technical report, the feasibility study, anticipated in Q4, 2020, subject to further impacts caused by the COVID-19 pandemic.

From January 1, 2020, the Company announced further in-fill and expansion drill results, which included:

  Expansion of the Babi Sur Vein (news release dated January 20, 2020);
  Discovery of Area 200 zone and additional drill results from the Babicanora Norte Vein (news release dated February 18, 2020); and
  Expansion of the Babi Vista Vein (news releases dated March 9, 2020 and May 12, 2020).

The Company has acquired mining concessions in Sonora, Mexico outside of the Las Chispas area. Further details will be announced when appropriate.

Operations Update

During H1, 2020, the Company completed approximately 2.1 km of underground decline and lateral development, including 400 metres of in-vein development, and stockpiled an additional estimated 12,000 tonnes of mineralized material. By the end of July 2020, cumulatively, the Company had completed approximately 5.5 km of underground development, including 1.2 km of in-vein development, and stockpiled approximately 41,000 tonnes of mineralized material with an estimated diluted grade 6.78 gpt Au and 500 gpt Ag, or 1,000 gpt AgEq. The Company has budgeted 500 metres per month of underground development for H2, 2020, which is in line with actual underground development achieved per month during H1, 2020.

Other ongoing site work during H1, 2020 included feasibility site assessment work, infrastructure construction activities as outlined in above Highlights, an extensive metallurgical test program (see news release dated March 5, 2020), completion of a vent raise associated with the Santa Rosa decline and underground workings, and permitting for various additional work. The feasibility study is progressing in parallel with the exploration and development efforts. As of May 2020, the Company completed its basic engineering study and subsequently initiated detailed engineering, which will carry on to the first quarter of 2021. Procurement of long lead equipment items are expected to start in Q4, 2020.

Las Chispas Expenditures

During H1, 2020, the Company incurred $30.1 million of expenditures at Las Chispas, for a cumulative total of $106.8 million since inception. To June 30, 2020, the Company had also capitalized acquisition costs of $5.5 million for the Las Chispas Property for cumulative property expenditures of $112.3 million.

Financial Results

At June 30, 2020, the Company held $219.4 million (December 31, 2019 - $110.4 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from December 31, 2019 to June 30, 2020 include $141.2 million  generated by financing activities, including the completion of the private placement (see new release dated April 17, 2020), the two private placements with SSR Mining Inc. (See news releases dated January 10, 2020 and April 24, 2020) and the exercise of options. These cash inflows were offset by $30.1 million incurred on the exploration program at Las Chispas.

During the three and six months ended June 30, 2020, comprehensive losses were $17.1 million and $33.7 million, respectively, compared to $14.1 million and $23.5 million for the three and six months ended June 30, 2019.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership and where all the known mineral resources of the Company are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration and drilling programs of the Las Chispas Property, including preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the possibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic on operations and future operating costs; the reliability of mineralization and metallurgical test estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to underground development and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1